Exhibit 21.1

American Media, Inc.
Listing of Subsidiaries of the Registrant

Company Name	Jurisdiction of Incorporation
AMI Digital, Inc.	Delaware
In Store Services, Inc.	Delaware
AMI Celebrity Publications, LLC	Delaware
Weider Publications, LLC	Delaware